Exhibit 1.01

Parker-Hannifin Corporation

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (this “Report”) of Parker-Hannifin Corporation (including its consolidated subsidiaries, the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended June 30, 2014 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). For the Reporting Period, the Company reasonably determined that the following product groups contain conflict minerals:

Hydraulics:	electronic displays; electronic I/O controllers; integrated hydraulic circuits; and power units.

Automation:	AC/DC drives & systems; electric actuators, gantry robots & slides; and stepper motors, servo motors, drives & controls.

Fluid Connectors:	diagnostic equipment.

Instrumentation:	analytical instruments & sample conditioning systems; electronic controllers; and high purity gas delivery fittings, valves, regulators & digital flow controllers.

Filtration:	analytical gas generators; nitrogen & hydrogen generators; and water desalination and purification filters & systems.

Engineered Materials:	metal & plastic retained composite seals.

Aerospace:	control systems & actuation products; power conditioning & management systems; and thermal management.

As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in the products described above during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Subject Minerals. The results of the Company’s RCOI regarding the Subject Minerals, as well as the Company’s additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at www.parker.com. The content on, or accessible through, any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

1.	RCOI and Due Diligence Process.

The Company has conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC. The Company also exercised due diligence on the source of the Subject Minerals. The Company’s due diligence measures have been designed to follow the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).

RCOI

The Company’s global supply chain is complex. In the course of its business operations, the Company may purchase materials and components containing conflict minerals. These materials and components may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its direct material suppliers to provide information regarding the origin of any conflict minerals that are included in its products. In accordance with the OECD Guidelines and related guidance provided by the SEC, the Company works with its direct material suppliers to identify, where possible, the smelters and/or refiners and countries of origin of the Subject Minerals.

During the Reporting Period, the Company continued to identify direct material suppliers that it believed could potentially provide materials or components containing Subject Minerals (collectively, the “Covered Suppliers”). During the Reporting Period, the Company maintained the certain questions regarding conflict minerals in its existing web-based supplier portal, which the Company refers to as “PHconnect,” to determine whether each such Covered Supplier was supplying materials or components to the Company that contained Subject Minerals and, if so, to determine the source of such Subject Minerals. The Company’s PHconnect system requires suppliers to, among other matters, confirm the source of any conflict minerals contained in materials or components supplied to the Company and to provide annual updates regarding such responses.

Given the size and complexity of the Company’s global supply chain, the Company focused on its largest suppliers, ranked by the amount the Company spends with each such supplier, and suppliers that had the highest probability of supplying the Company with materials or components containing Subject Minerals (e.g., electronics). An escalation process was initiated with Covered Suppliers who continued to be non-responsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. Using a risk-based approach, the Company evaluated responses from the Covered Suppliers for plausibility, consistency, and gaps both in terms of which materials or components were stated to contain or not contain Subject Minerals, as well as the origin of those Subject Minerals. The Company engaged certain Covered Suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that the Company’s inquiries regarding conflict minerals were understood and complied with.

For the Reporting Period, the Company obtained representations from suppliers representing approximately 83% of its total direct material spend during the Reporting Period, up from 70% during the period from January 2013 through December 2013. Such representations included, from certain Covered Suppliers, the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template indicating the facility at which the Subject Minerals were processed. Based on the information obtained pursuant to the RCOI process described above, the

Company does not have sufficient information with respect to the Reporting Period to determine the country of origin of all of the Subject Minerals. The Company’s RCOI procedures are an evolving process. See “Additional Due Diligence and Risk Mitigation” below for additional detail.

Due Diligence

The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:

Establish Strong Company Management Systems

Internal Team to Support Supply Chain Due Diligence.

The Company maintains an internal team to manage conflict minerals engagement with its suppliers. During the Reporting Period, the Company held meetings with senior members of the Company’s law department, supply chain management department and environmental/health/safety department to educate the Company’s procurement, sales and compliance personnel on the SEC’s rules regarding conflict minerals and to ensure the timely implementation of the Company’s conflict minerals programs. This center-led team of subject matter experts is responsible for working with the Company’s employees to provide training and guidance, implement reporting systems and facilitate communication between departments with respect to compliance with the SEC’s reporting requirements regarding conflict minerals.

Internal Measures Taken to Strengthen Engagement with Suppliers.

The Company’s conflict minerals reporting compliance measures are managed at the division level where the supplier relationship exists. Each division is responsible for managing the conflict minerals, if any, provided by its supply base and for identifying, where possible, the supplier of such conflict minerals in the Company’s materials or components. Using PHconnect, the Company engages suppliers of conflict minerals, communicates its reporting obligations with respect to conflict minerals and follows up with such suppliers to ensure ongoing compliance. During the Reporting Period, the Company also: (i) continued to educate key employees regarding conflict minerals; (ii) continued to respond to questions from the Company’s supplier base regarding conflict minerals; and (iii) maintained its internal training for responses to questions from the Company’s customers regarding conflict minerals.

Identify and Assess Risks in the Supply Chain

As discussed above, the Company continues to assess its supply chain risks and work with its suppliers in developing greater supply chain transparency.

Implement Additional Terms and Conditions and Supplier Code of Conduct

During the Reporting Period, the Company strengthened its commitment to the responsible sourcing of conflict minerals though the implementation of specific terms and conditions in certain supply agreements and purchase orders. These additional terms and conditions require, among other matters, that no materials or components supplied under such contract may contain any conflict minerals that directly or indirectly finance any armed group that has been identified as a perpetrator of human rights abuses. These new terms and conditions are included in all new or renewed contracts. In addition, during the Reporting Period the Company amended its supplier code of conduct to prohibit suppliers from supplying the Company with certain conflict minerals originating in the Covered Countries. This amended supplier code of conduct is accessed by suppliers through the Company’s PHconnect system.

Design and Implement a Strategy to Respond to Identified Risks

The Company is committed to maintaining high standards of corporate responsibility through its compliance with Form SD. As required by Form SD, the Company is reporting the findings of its RCOI and additional due diligence measures through the preparation of this Report. The Company’s internal team that manages conflict minerals engagement with the Company’s suppliers also works to address any significant due diligence findings as they arise. For example, as noted above, the Company conducted additional due diligence for certain Covered Suppliers who provided inadequate or incomplete initial responses to the Company’s RCOI. The Company uses its PHconnect system to monitor the use of conflict minerals in its supply chain. Data from the PHconnect system is used at the corporate, group and division levels to oversee the Company’s supplier base and to provide key metrics to decision makers to assist with the Company’s conflict minerals reporting compliance and to provide meaningful comparisons regarding supply chain transparency across the Company.

Carry Out Independent Third-Party Audit of Smelter’s / Refiner’s Due Diligence Practices

Where possible, the Company has relied on third party assurances and certifications. For example, the Company accepts as reliable any smelter that is a member of the CFSI Conflict Free Smelter program. To the extent that other audited supplier certifications are provided to the Company, the Company may consider reliance on a case-by-case basis.

Report Annually on Supply Chain Due Diligence

The Report is publicly available at www.parker.com and meets the OECD recommendation to report annually on supply chain due diligence.

2.	Diligence Results.

Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to determine the known facility/smelter or country of origin of the Subject Minerals. Although the Company received responses from certain Covered Suppliers in connection with its RCOI that listed smelter or refiner names, such Covered Suppliers were unable to accurately report which specific smelters were part of the supply chain for the Subject Minerals. For example, the majority of Covered Suppliers reported their sourcing results on a company-wide basis, rather than on a product-specific basis or were unable to determine the facility/smelter and/or country of origin for the Subject Minerals. A Covered Supplier’s failure to identify a specific facility/smelter and/or country of origin at any point in its supply chain will drive an equivalent response for the Company and, therefore, the Company is unable to report any known facilities/smelters and/or countries of origin for the Subject Minerals at this time. The Company continues to implement and refine its conflict minerals program to improve its supply chain transparency by obtaining more accurate and more complete information from its suppliers.

3.	Additional Due Diligence and Risk Mitigation.

Within the Company’s supplier relationships, the Company seeks to manage its sourcing processes ethically, and to hold the Company and its suppliers to high standards of behavior. This means that the Company is committed to working with its suppliers to encourage responsible practices throughout the supply network. The Company expects to take the following steps, among others, to improve its RCOI process and due diligence measures:

Continuous Improvement of Supply Chain Due Diligence

The Company expects to continue to improve its supply chain due diligence efforts. Such measures may include, but are not limited to:

•	assessing the presence of conflict minerals in its supply chain;

•	clearly communicating expectations with regard to transparency of supplier sourcing of conflict minerals;

•	increasing the response rate for RCOI process;

•	continuing to monitor and track the Company’s performance of risk mitigation and response rate for RCOI process; and

•	continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the CFSI Conflict Free Smelter program.

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